Filed by Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
Commission File No. 0-26035
General Motors Corporation
Commission File No. 1-00143
Date:  November 7, 2001

BENEFITS TO AMERICANS FROM A COMBINED ECHOSTAR/DIRECTV:
More Services, More Choices, Competitive Prices

A stronger competitor to the entrenched cable firms means:

  More services.  The two companies currently send duplicate transmissions of approximately 100 national channels and about 250 local television stations. The merger will enable the new company to eliminate these duplicate transmissions, freeing up spectrum and offering a greater diversity of programming choices. As a non-vertically integrated “pipe”, with no significant ownership interest in programming, the merged company will have strong incentives to encourage new programming and no incentive to discriminate against unaffiliated programmers.

  More choices.  Currently, both DBS providers are able to offer local television stations in approximately the top 40 markets. The merger will increase the number of local markets served to 100. As a result, more than 85% of TV households would have a fully competitive DBS alternative. This would force the cable industry to improve service offerings as the DBS services evolve.

  Competitive prices.  The merged company will be substantially more competitive with cable, enabling it to serve as a market-based constraint on cable pricing. In addition to the consumer benefits of more interactive and data services, including high-speed Internet service, and more local television stations in more markets, the merged company also will be more competitive as a result of lower costs for programming, administration and operation, and subscriber acquisition.

Rural americans will be better served:

  Better services, including broadband.  The merged company will bridge the digital divide and accelerate the deployment of advanced broadband and interactive services and products, most importantly high-speed Internet access, a tremendous benefit for rural communities where cable modems and DSL are not likely to be available soon. High-speed Internet service is not available in 25% of the nation. (Source: FCC as of 12/31/2000). Only with the merger can DBS create the necessary efficiencies of scale to offer satellite-based Internet service at costs comparable to cable and DSL.

  More choices.  Serving more markets through efficient use of spectrum means more local television stations in more markets, in addition to more HDTV programming and true video-on-demand, which rural customers are not able to get from another source.

The following legends are included to comply with certain legal requirements:

In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by each of GM, Hughes and EchoStar on November 1, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. (“GM”), EchoStar Communications Corporation (“EchoStar”), Hughes Electronics Corp. (“Hughes”), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.